July 6, 2005

Mail Stop 3561

Mr. Charles D. Newman, CEO
Sonoma College, Inc.
1304 South Pointe Blvd., Suite 280
Petaluma, CA 94954

Re:	Sonoma College, Inc.
Registration Statement on Form SB-2
      Amendment No. 3 filed May 27, 2005
File No. 333-120671

Dear Mr. Newman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. Please note that the page numbers referred to below refer to the numbering of the EDGAR marked copy.

General

1. We note that your registration statement registers the resale of
10,617,777 shares of common stock held by officers, directors and their affiliates. It appears that this offering by these selling shareholders is being made "by or on behalf of" the issuer. In order to conduct this type of offering, you must be eligible to use Rule 415(a)(4) of Regulation C. Since the issuer does not qualify to conduct an "at the market" offering under that provision, please revise your registration statement to price all securities offered in this prospectus for the duration of the offering, and indicate this specific price where appropriate in the prospectus.



Cover Page

2. Revise to indicate the duration of the offering by the officers, directors and affiliates of the company.

Risk Factors, page 4

3. In risk factor one, please revise to reconcile the risk factor subheading with the risk factor narrative.

4. Also it may be appropriate to combine the risk discussed in the subheading of risk factor one with risk factors six and seven.

5. In risk factor five, please explain how it would affect your enrollment growth.

6. In risk factor eight, we note the discussion of a change in control. If the company has engaged in negotiations or is anticipating a change in control, please describe in the Description of Business section.

7. We note your statement in the subheading for risk factor thirteen that "our future revenue growth could be adversely affected."
Please
revise given there is no assurance that the company will have revenue growth.

8. Please revise your subheading for risk factor sixteen to indicate that the company may be unable to obtain any funding at all. Also revise to address the risk to investors in the subheading.

9. Please revise to combine your risk factors "You may experience difficulty in trading our common stock ..." and "Because there is not now and may never be a public market ..."

Legal Proceedings, page 17

10. Please revise to update this section to the latest practicable date.

11. In this section or the Description of Business section, please describe in more detail the effect that the breach by Mr. Stalcup will have on the company.









Security Ownership of Certain Beneficial Owners and Management,
page
20

12. We note that the beneficial ownership table indicates that additional shares or options were issued to some of the noted officers and directors: 360,000 shares to Charles Newman, 360,000 shares to David Weaver, 400,000 shares to H. John Stalcup, 360,000 shares to Joseph Keats, 10,000 shares to Michael Goldberg, and 10,000 shares to Harry Rosenthal. Please revise your section "Recent Sales of Unregistered Securities" to reflect these issuances or advise us why the disclosure is not required.

13. We note the number of shares owned by all executive officers and directors went from 52,307,634 shares to 35,526,621 shares. Please advise us of the reason for the change in the number of shares held by the officers and directors. We also note that the number of persons went from 7 to 5 persons in the group. It appears to us that there are 6 officers and directors in the group.

Interests of Named Experts and Counsel, page 22

14. We note that the law firm received an option to purchase
500,000
shares of common stock. Please revise your section "Recent Sales of
Unregistered Securities" to reflect this issuance or advise us why the disclosure is not required.

Description of Business, page 22

Tuition Fees, page 36

15. We note your response to comment 34. Revise your discussion of tuition rate data as of June 30, 2005.

Management`s Discussion and Analysis and Plan of Operation, page
42

General, page 42

16. We repeat our previous comment 37. The introduction or overview should provide a balanced discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company`s financial condition and operating results. Given that in recent periods, the company has had increased expenses and an operating loss, it would seem that the company should provide insight into these trends and uncertainties in the short and long term as well as the actions management is taking to address these challenges and risks.
Please
see the Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at
http://www.sec.gov/rules/interp/33-8350.htm.


Results of Operations for the Nine Months and Three Months Ended
March 31, 2005 as Compared to Nine and Three Months Ended March
31,
2004, page 43

17. On page 44, we note the statement "[c]onsequently we have incurred substantial losses for the year ended June 30, 2004 . . . and for the nine months ended March 31, 2005." In this section, please briefly explain the reason for the substantial losses.

18. On page 44, we note the statement "[w]e anticipate that we will achieve profitable operating results and positive cash flow from operations in fiscal 2006, although there can be assurance of this."
In light of the significant increase in expenses, please provide a reasonable basis for the promotional statement or remove.

19. As part of your discussion on page 44, we noted you disclosed a total of $70,000 in gross tuition revenues from the Casa Loma program. As part of your tuition and fee income variance explanation, it was disclosed that $42,000 in gross tuition from the
Casa Loma consortium program contributed to the total tuition and fee income for the nine month period ended March 31, 2005. Please expand your discussion to include the source of the remaining $28,000 in gross consortium tuition fees.

20. Please expand MD&A to quantify the expenses directly related to the consortium programs. In this discussion clarify the programs` overall contribution to income (loss) from operations.

Operating Expenses: page 44

Instructional Costs, page 44

21. We note the statement that "[w]e historically incurred a lower ratio of instructional costs for Program Revenue as compared to tuition revenue." Please describe whether the company currently incurs a lower ratio and describe the period when the company incurred a lower ratio. It may be more helpful to focus on the periods described in the heading.

General and Administration, page 45

22. Please describe the bad debt expense in the amount of $39,000.

23. We note the statement that "[w]ith increasing tuition and consortium revenue we expect to report increased cash flow and net profit from operations although there can be no assurance of this."
In light of the significant increase in expenses, please provide a reasonable basis for the promotional statement or remove.



Liquidity and Capital Resources, page 51

24. We repeat our previous comment 44. Please discuss whether the company will have to raise capital in the next 12 months and, if yes, describe how the company will raise such capital. Also describe other sources in which the company may use to meet its cash requirements.

25. We note the disclosure that the company received funds pursuant to a $150,000 short term note and that the noteholder also received a five year warrant to purchase 40,000 shares of common stock. Please revise your section "Recent Sales of Unregistered Securities" to reflect this issuance or advise us why the disclosure is not required.

Reports to Security Holders, page 53

26. Please revise to reflect to the new address of the Securities and
Exchange Commission at 100 F Street, N.E., Washington  D.C. 20549.

Executive Compensation, page 57

27. Please revise to clarify whether any compensation is being earned by or awarded to the executive officers.

28. Please describe all compensation currently being paid to officers including compensation received by Joseph Keats from the consulting agreement between the company and Technology Exchange.

29. Please briefly describe the stock option plan.

30. If applicable, please provide the information required by Item 402(c) and 402(d) of Regulation S-B.

31. Revise to provide the information required by Item 402(f) of Regulation S-B.

Financial Statements

Financial Statements for the Years Ended June 30, 2004 and 2003

32. We reviewed your response to comment 55 indicating Schedule A to the Casa Loma Agreement, signed by both parties, provides an example of the Net Fee calculation. Upon review of Exhibit 10.4, Schedule A did not appear to be included. Revise to file Schedule A as part of
Exhibit 10.4.




Financial Statements for the Period Ended March 31, 2005

Note 4 - Notes Payable, page F-31

33. You issued a $150,000 note with a 5-year warrant to purchase 40,000 shares of common stock at $1.00 per share. Tell us supplementally how you accounted for the warrants in the company`s financial statements. Explain your basis for the accounting treatment and how your basis considers the guidance in APB 14 or other applicable authoritative guidance.

Part II

Recent Sales of Unregistered Securities, II-2

34. For the transactions in March and May 2005, please include the section of the Securities Act or the rule of Commission under which the company claimed exemption from registration and facts relied upon to make the exemption available. Please see Item 701(d) of Regulation S-B.

35. We note your response to our previous comment 63 and reissue the comment. The filing of a company`s offering statement on November 22, 2004 constitutes a general solicitation of the company`s securities. We note the subsequent securities transactions by the company after the filing of the registration statement. Provide us with legal and factual basis underlying the exemption from registration claimed for the issuance of these securities. We may have further comment.

Exhibits

36. We note your response to comment 33. Revise to file Exhibit A to the Consulting Agreement filed as Exhibit 10.12.

Legality Opinion

37. We note your statement that "this opinion may not be relied upon or furnished to any other person except the addressee hereof without the express written consent of this firm." This limitation in the fifth paragraph of the Cohen & Czarnik LLL opinion is inappropriate.
Investors should be able to rely on the opinion. Please file a revised opinion without this limitation.






* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Brian Bhandari at (202) 551-3390 or Terence
O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact
Thomas Kluck at (202) 551-3233 or me at (202) 942-2999 with any other questions.

							Sincerely,



      John Reynolds, Assistant Director
							Office of Emerging Growth
Companies

cc:	Stephen J. Czarnik
	Fax (212) 937-3870

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Charles D. Newman
Sonoma College, Inc.
July 6, 2005
Page 1